First Cash Financial Services, Inc. Direct: 817-505-3142 dougo@firstcash.com

January 20, 2011

VIA EDGAR

Mr. Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:

First Cash Financial Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 15, 2010

File No. 000-19133

Dear Mr. Mew:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 22, 2010 to Rick L. Wessel, Chief Executive Officer of First Cash Financial Services, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 15, 2010 (the “Form 10-K”).

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 13 – Goodwill and Other Intangible Assets

We note your footnote disclosures regarding the company’s goodwill balance for each period reported. Please tell us your consideration for providing a discussion of your goodwill valuation process within the critical accounting policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations given the material nature of your goodwill balance. Please note that these disclosures should provide investors with sufficient information as well as management’s insights and assumptions with regard to the recoverability of goodwill. In this regard, we have identified areas where we believe additional discussion would enhance your disclosures. Specifically, we believe you should provide the following information pursuant to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350:

•

Please tell us the reporting units, as defined in ASC 350-20, used in your analysis; indicate how the reporting units are identified; provide the amount of goodwill allocated to each reporting unit and explain how you estimate the fair value of each reporting unit;

•

Please provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;

•

For those reporting units in which the fair values do not exceed their carrying values by significant amounts, please describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Company’s Response:

The Company has identified three separate reporting units for purposes of testing for goodwill impairment: U.S. pawn operations, U.S. short-term loan operations and Mexico operations. These reporting units were identified based on the geographic locations and primary product lines. These reporting units are consistent with the nature of the Company’s previous acquisitions and disposals (i.e. acquiring chains of pawn stores or disposing of groups of short-term loan/check cashing stores). Goodwill allocated to each reporting unit as of December 31, 2010 and 2009 is displayed in the table below.

We estimated the fair value of our reporting units by using an income approach, and then validated the results with a market approach for reasonableness. The income approach establishes fair value based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans, and industry data. The market approach establishes fair value by applying cash flow multiples to each reporting unit’s operating performance. The multiples are derived from similar publicly traded companies and transactions involving the Company or similar public companies.

Our conclusion, as reflected in the table below, is that the estimated fair value for all reporting units is significantly in excess of the carrying value, and therefore goodwill for all reporting units is not impaired.

For the year ended December 31, 2010 (amounts in thousands):

Reporting Unit	Allocated Goodwill	% of Estimated Fair Value Over Carrying Value
U.S. Pawn Operations	$ 36,251	252%
U.S. Short-Term Loan Operations	$ 16,373	368%
Mexico Operations	$ 23,731	538%

For the year ended December 31, 2009 (amounts in thousands):

Reporting Unit	Allocated Goodwill	% of Estimated Fair Value Over Carrying Value
U.S. Pawn Operations	$ 30,869	240%
U.S. Short-Term Loan Operations	$ 16,373	295%
Mexico Operations	$ 22,489	730%

Given the extent by which estimated fair values for each reporting unit exceed the respective carrying values, we believe that our disclosures as provided in Form 10-K for the year ended December 31, 2009 were adequate and no additional disclosures regarding potential events and/or changes in circumstances affecting the assumptions used in determining fair value were required. In addition, we believe that amending the Form 10-K for the year ended December 31, 2009 so close to the filing of the Form 10-K for the year ended December 31, 2010 would be confusing to investors. However, at your suggestion, we will include the following disclosure beginning with the Form 10-K for the year ended December 31, 2010 within the critical accounting policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350-20-35, Goodwill – Subsequent Measurement (“ASC 350-20-35”), the Company tests goodwill for potential impairment annually as of December 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The impairment test is a two-step assessment. The first step of the test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the test is performed to measure the amount of impairment loss, if any. As defined in ASC 350-20-35, the Company has identified three reporting units, or components, for the purpose of measuring the recoverability of goodwill: U.S. Pawn Operations, U.S. Short-Term Loan Operations and Mexico Operations.

To estimate the fair value of each reporting unit, the Company used an income approach, and then validated the results with a market approach for reasonableness. The income approach establishes fair value based on the present value of estimated future cash flows, which are formed by evaluating historical trends, current budgets, operating plans, and industry data. The market approach establishes fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from other publicly-traded companies that are similar but not identical from an operational and economic standpoint.

Determining the fair value of reporting units under both methods involves the use of significant estimates and assumptions. For the income approach, this includes revenue growth rates, operating margins, risk-adjusted discount rates, and future economic and market conditions. For the market approach, this includes determining appropriate market comparables and an appropriate control premium. The Company uses its fair value estimates on assumptions it believes to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, the Company makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each reporting unit.

The Company performed its 2010 annual impairment test of goodwill as of December 31, 2010. The results of the annual impairment test indicated that the estimated fair value of the U.S. Pawn Operations, U.S. Short-Term Loan Operations, and Mexico Operations reporting units exceeded the carrying value by 252%, 368% and 538%, respectively. Based on the results of this test, no impairment of goodwill was observed.

In addition to the above updated disclosure being included within the critical accounting policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will include the following disclosure beginning with the Form 10-K for the year ended December 31, 2010 in the footnote for Goodwill:

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350-20-35, Goodwill – Subsequent Measurement (“ASC 350-20-35”), the Company tests goodwill for potential impairment annually as of December 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The impairment test is a two-step assessment. The first step of the test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the test is performed to measure the amount of impairment loss, if any. As defined in ASC 350-20-35, the Company has identified three reporting units, or components, for the purpose of measuring the recoverability of goodwill: U.S. Pawn Operations, U.S. Short-Term Loan Operations, and Mexico Operations.

The accumulated amortization for goodwill was $8,421,000 at December 31, 2010 and 2009. Changes in the carrying value of goodwill, by reporting unit, were as follows (in thousands):

December 31, 2010	U.S. Pawn Operations	U.S. Short- Term Loan Operations	Mexico Pawn and Short- Term Loan Operations	Total

Balance, beginning of year	$30,869	$16,373	$22,489	$69,731
Acquisitions (Note 4)	5,382	-	-	5,382
Foreign currency adjustments	-	-	1,242	1,242
Balance, end of year	$36,251	$16,373	$23,731	$76,355

December 31, 2009

Balance, beginning of year	$30,435	$22,802	$21,954	$75,191
Purchase price adjustments	-	-	(644)	(644)
Acquisitions (Note 4)	434	-	-	434
Sales of payday loan stores (Note 5)	-	(6,429)	-	(6,429)
Foreign currency adjustments	-	-	1,179	1,179
Balance, end of year	$30,869	$16,373	$22,489	$69,731

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing. We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing. We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr

Executive Vice President and Chief Financial Officer

(Principal Financial & Accounting Officer)

cc: Milwood Hobbs, SEC Staff Accountant